November 21, 2019

FILED VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Copley Fund, Inc. Response to Staff’s Further Comments Regarding Preliminary Proxy Statement (File Nos.: 2-60951 and 811-02815)

Ladies and Gentlemen:

We are submitting this correspondence on behalf of our client, the Copley Fund, Inc. (the “Fund”). Mr. Ryan Sutcliffe and Mr. Vincent Di Stefano of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided oral comments on October 29, 2019 regarding the Fund’s responses set forth in the Fund’s letter dated August 19, 2019 (the “Initial Response Letter”) to the Staff’s July 10, 2019 initial comments on the Preliminary Proxy Statement (the “Preliminary Proxy”) filed pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended, on behalf of the Fund. Set forth below is a summary of the Staff’s comments on October 29, 2019 and the Fund’s response to each:

1.	As a preliminary matter, the Staff’s position is that the Fund must file a new Pre 14A Preliminary Proxy Statement (“New Preliminary Proxy”) that incorporates the responses to all comments received from the Staff (both the responses by the Fund to comments provided by the Staff on July 10, 2019 and addressed by the Fund in the Initial Response Letter and the responses by the Fund to the comments provided by the Staff on October 29, 2019 and addressed by the Fund in this response letter). In addition, as a result of the issues related to the current constitution of the Fund’s Board of Directors (discussed in Comment #3 below), any New Preliminary Proxy must indicate that the election of the Fund’s Board of Directors is a contingent matter, such that it is clear that if the Fund’s shareholders do not vote to approve the appropriate nominees for the Board of Directors, the Fund will not be authorized to move forward with any other matters presented in the New Preliminary Proxy (regardless of the outcome of the vote on those other matters) because the Board of Directors is not properly constituted. In addition, any New Preliminary Proxy must provide Fund shareholders with transparency about the issues that have been identified by the Staff and information about the Fund’s plans to remedy these issues. This should include a prominent narrative at the beginning of the New Preliminary Proxy summarizing the issues and the Fund’s plans for redressing the issues.

RESPONSE: The Fund confirms that a New Preliminary Proxy will be filed incorporating both the responses provided by the Fund in the Initial Response Letter and in this response letter, including disclosing that the election of the Fund’s Board of Directors is a contingent matter so that the other matters presented for shareholder approval can only be moved forward with if the Fund’s shareholders elect a sufficient number of the nominees so that the Fund’s Board of Directors will be properly constituted. The Fund confirms that it intends to add an additional Independent Director nominee to the Fund’s Board of Directors in the New Preliminary Proxy, Mr. Joseph Bauman, who the Fund has determined is not an interested person of the Fund or CFSC. The Fund also confirms that the New Preliminary Proxy will clearly disclose the issues that have come to light and information about the Fund’s plans to remedy these issues, including by providing a prominent summary narrative at the beginning of the New Preliminary Proxy.

2.	With regards to response #4 in the Initial Response Letter, the Staff’s position is that, when the sole owner of Copley Financial Services Corp. (“CFSC” or the “Adviser”), Mr. Irving Levine, passed away in May 2018, the result was a change of control of CFSC and, therefore, an “assignment” (as defined in Section 2(a)(4) of the Investment Company Act of 1940, as amended (the “1940 Act”)) of CFSC’s advisory agreement with the Fund (the “Assignment”), which resulted in the agreement’s immediate termination. Therefore, the Staff’s position is that CFSC has been acting without a valid investment advisory agreement since the time of the Assignment. As a result, for the period from the date of the Assignment through the date that shareholders of the Fund approve a new investment advisory agreement with CFSC, CFSC is only entitled to retain the lesser of: (a) CFSC’s costs in providing advisory services to the Fund during the period and (b) the amount to which CFSC would have been entitled to receive under the terminated advisory agreement. To the extent that CFSC has received compensation that is in excess of this amount, such amounts must be repaid by CFSC to the Fund and/or to the Fund’s shareholders. If such amounts are promptly repaid by CFSC, the Staff will agree not to refer the issue of CFSC’s failure to maintain a valid investment advisory agreement to the Commission’s Division of Enforcement.

RESPONSE: The total advisory fees paid by the Fund to CFSC for investment management services from May 31, 2018 to October 31, 2019 was $843,658. CFSC’s costs of providing investment management services to the Fund totaled $207,024 during this period and included:

•	fees paid by CFSC for investment management services ($82,229);

•	CFSC board of directors fees and miscellaneous expenses (e.g., bank charges, office supplies and postage for mailings) related to the provision of advisory services by CFSC (totaling $17,076);

•	legal and accounting fees related to costs to operate the investment advisor and provide advisory services to the Fund ($107,719).

CFSC’s net pre-tax income from advisory fees, net of the above expenses, was $636,634 over the same period as a result of these costs.

As of October 31, 2019, the assets of CFSC minus its liabilities was $266,612, which reflects the payment of federal and state taxes, as well as other costs and expenses, including, but not limited to, costs associated with preparing the preliminary proxy statement.

The above numbers will change from now until a shareholders meeting is held and a new advisory agreement is approved by the Fund’s shareholders. However, they should provide the Staff at least a preliminary view of the income and net assets of CFSC.

In calculating the amount which CFSC should return to the Fund, CFSC would respectfully note that:

•	While the Fund accepts the Staff’s position that the transfer of ownership of CFSC from Mr. Levine to his Estate constituted a transfer or assignment of the Fund/CFSC Advisory Agreement which should have been approved by the Fund’s shareholders, failure to seek that approval earlier was not done in disregard of the 1940 Act or the rules thereunder nor was it done in bad faith.

•	While the requisite shareholder approval was not sought, the Fund’s shareholders were promptly informed of Mr. Levine’s death and the resulting effect on CFSC.

•	The failure to seek earlier approval was based on authority which the Fund believed in good faith to be valid, although the Fund understands that the Staff disagreed and sought the opinion of the Chief Counsel to the Investment Management Division, whose opinion was that the authority on which the Fund relied was not controlling or sufficient to justify the Fund’s not seeking shareholder approval.

•	There was no harm to the Fund or its shareholders during the relevant period, the fees paid to CFSC were no higher than those previously paid and no higher than would be paid under the new agreement for which shareholder approval is now being sought.

As such, CFSC would respectfully request that consideration of the above be taken into account when determining the final amount to be rebated to the Fund and that a formulaic approach whereby advisory fees received minus actual costs to provide advisory services not be the sole determinant in calculating the rebated amount. As a show of continued good faith to resolve this matter, CFSC has returned the sum of $200,000 to the Fund this week.

3.	With regards to responses #5 and #6 in the Initial Response Letter, as the Fund acknowledged in the Initial Response Letter, Mr. Roy G. Hale has not qualified as an Independent Director since the time that he was elected as President of the Fund. As a result, since that time the Fund has been in violation of Section 10(a) and Section 15(f) of the 1940 Act. Please confirm that the Fund will ensure that the Board of Directors is properly constituted moving forward and any New Preliminary Proxy must make the election of a properly constituted Board of Directors of the Fund a contingent matter, such that it is clear that if the Fund’s shareholders do not vote to approve the necessary number of nominees for the Board of Directors to have a properly constituted Board of Director, the Fund will not be authorized to move forward with any other matters presented in the proxy statement (regardless of the outcome of the vote on those other matters).

The Staff also requests that the Fund commit to the following: (a) for a period of three years from the date of the Assignment, persons who are not interested persons of the Fund’s investment adviser or previous investment adviser will comprise at least 75% of the Fund’s Board of Directors and (b) for a period of two years from the date of the Assignment, there will not be imposed an unfair burden on the Fund as a result of the Assignment.

RESPONSE: The Fund confirms that it will seek to ensure that its Board of Directors is properly constituted moving forward. As noted above, the Fund intends to add an additional Independent Director nominee to the New Preliminary Proxy, Mr. Joseph Bauman. If all nominees are elected by the Fund’s shareholders, the Board of Directors would then be comprised of two Independent Directors (Mr. Gaines and Mr. Bauman) and two Directors that are interested persons of the Fund (Mr. Faust and Mr. Hale), all of whom would have been elected by shareholders. The New Preliminary Proxy Statement will indicate that the election of the Fund’s Board of Directors a contingent matter, such that it is clear that if the Fund’s shareholders do not vote to approve the necessary number of nominees for the Board of Directors to have a properly constituted Board of Directors, the Fund will not be authorized to move forward with any other matters presented in the proxy statement.

The Fund confirms that (a) for a period of three years from the date of the Assignment, persons who are not interested persons of the Fund’s investment adviser or previous investment adviser will comprise at least 75% of the Fund’s Board of Directors and (b) for a period of two years from the date of the Assignment, there will not be imposed an unfair burden on the Fund as a result of the Assignment. The Fund believes that the nominees for the Board of Directors to be proposed in the New Preliminary Proxy would satisfy the foregoing if elected, as three nominees (Mr. Gaines, Mr. Bauman and Mr. Hale) are not interested persons of the Adviser and one nominee (Mr. Faust) is an interested person of the Adviser.

4.	With regards to response #9 in the Initial Response Letter, please confirm whether the Fund intends to provide the information in Response #4(b) of the Initial Response Letter in any New Preliminary Proxy that is filed.

RESPONSE: The Fund confirms that the New Preliminary Proxy to be filed will include information similar to that provided in Response #4(b) of the Initial Response Letter, though the form in which that information is provided may differ and some immaterial aspects of Response #4(b) may be omitted.

5.	In regards to response #14 of the Initial Response Letter, please remove the proposed reference in the disclosure to Nevada corporations law, as the reference renders the disclosure materially misleading. Section 16(a) of the 1940 Act preempts Nevada law in this area. Please also confirm that the Fund intends to amend its by-laws to ensure they are consistent with the provisions of the 1940 Act and reform the reference to the Fund’s by-laws in the proposed disclosure.

RESPONSE: The Fund will remove the reference to Nevada corporation law and the reference to the by-laws providing for the election of directors by the directors (i.e., the following proposed sentence that was included in response #14 of the Initial Response Letter will not be included in the new Preliminary Proxy Statement: “However, as permitted by the Nevada corporation law, the Fund’s by-laws provide that directors are elected by the directors.”). In addition, the Fund’s by-laws have been amended to provide for a shareholders’ vote on all matters required under the 1940 Act, including the election of the Board of Directors by the Fund’s shareholders in a manner consistent with Section 16(a).

6.	Please confirm the status of the Fund’s Operating Division referenced in Response #23 of the Initial Response Letter.

RESPONSE: The Fund confirms that the Fund’s Operating Division has ceased all operations as of the date of this letter.

Thank you for your comments. Please contact me at (212) 935-3131 if you have any additional questions or comments.

Very truly yours,

/s/ David I. Faust
David I. Faust

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